Exhibit 99.1

Borr Drilling Limited – Contracting and Fleet Updates

Borr Drilling Limited (the “Company”) (NYSE: "BORR") is pleased to announce new contract commitments for three of its premium jack-up rigs and additional fleet updates.

Highlights

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Secured new awards for the rigs "Thor", "Gerd" and "Norve" with an expected combined duration of 774 days and estimated contract revenues of approximately $120 million, excluding mobilization and demobilization fees.

•	Received re-mobilization notices for the rigs “Galar”, “Grid” and “Gersemi”, which were previously suspended in Mexico.
•	Commencement of long-term contracts for the rigs “Arabia I” and “Vali” enabling the Company to invoice approximately $48 million in lump-sum mobilization revenues.
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With the above developments, six of our rigs that were idle for part or the whole of Q1 2025 are set to resume operations, laying the foundation for a significant improvement in utilization, revenue and EBITDA starting in Q2 2025 and beyond.

Contracting Updates

In Southeast Asia, the "Thor" has received a binding Letter of Award from Vietsovpetro in Vietnam.   The award covers a firm scope of three wells, with an anticipated duration of 75 days, and is expected to commence in April 2025.   Consequently, the rig’s previously announced program, originally set to begin in May will now commence in July, in direct continuation of this Vietsovpetro program. With these adjustments, the rig is now expected to remain under contract through September 2025.

In West Africa, the "Gerd" has secured a binding Letter of Award from Foxtrot in Ivory Coast for a one-year firm program, scheduled to begin in late Q4 2025.

Additionally, in West Africa, the "Norve" has received a Letter of Award from an undisclosed operator for a campaign with an expected duration of 11 months, set to commence in the second half of 2026. The final contract remains subject to the customer’s Final Investment Decision (FID), anticipated in Q2 2025.

Fleet Developments

In Mexico, we have received a re-mobilization request from our customer for the rigs “Galar”, “Grid” and “Gersemi”, with mobilization to their next operating locations expected in mid-April 2025. Operations on these units are anticipated to resume shortly thereafter, within the second quarter of 2025. These three rigs were previously suspended as reported on January 15, 2025 and will continue operations on Pemex assets under the same contractual terms.  Notably, the Galar will be deployed in the Bacab-Lum field, which will be developed by an affiliate of our customer under a private investment structure.

Additionally, the rigs “Arabia I” and the newbuild “Vali” have started earning day rate revenues under their long-term contracts with Petrobras in Brazil and Mellitah Oil and Gas in Libya, respectively. In connection with the commencement of these contracts, the Company will invoice approximately $48 million in lump-sum mobilization revenues.

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as "will", "expect", "estimate", “anticipate” and similar expressions and include statements relating to contract awards, letter of awards, contract duration and value and expected start and end dates, and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to contracting, including start dates of such contracts, the risk that contract backlog and revenue potential will not materialize as expected, actual performance under drilling contracts, the risk that backlog may not be realized, and other risks and uncertainties described in the section entitled "Risk Factors" in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward -looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.